
07005755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 06 2007 WASHINGTON, DC 210 SECTION

SEC FILE NUMBER
8- 65705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aquillian Investments, Inc.

OFFICIAL USE ONLY
124658
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Frank H Ogawa Plaza
(No. and Street)

Oakland	CA	94612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Dunn 877-839-3224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200	Larkspur	CA	94939
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aquillian Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOSEPH F. COFFIN
COMM. #1712102
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Jan. 19, 2011

Signature

President

Title

03/01/07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☒ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aquillian Investments, Inc.

Financial Statements

and Supplemental Information

Years ended December 31, 2006 and 2005

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors
Aquillian Investments, Inc.

We have audited the accompanying statement of financial condition of Aquillian Investments, Inc., as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Aquillian Investments, Inc. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aquillian Investments, Inc. as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

We performed our audit primarily to form an opinion on the basic financial statements taken as a whole. The management of Aquillian Investments, Inc. presents the accompanying supplemental information for additional analysis, as it is not a required part of the basic financial statements. Rule 17a-5 of the Securities and Exchange Commission requires the supplemental information. We subjected the supplemental information to the same auditing procedures we applied during the audit of the basic financial statements and, in our opinion, the management of Aquillian Investments, Inc. fairly stated the supplemental information in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 26, 2007

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Aquillian Investments, Inc.
Statement of Financial Condition
December 31, 2006 and 2005

	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 22,545	$ 7,695
Commissions receivable	77,373	–
Total current assets	99,918	7,695
Total assets	$ 99,918	$ 7,695
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 8,900	$ –
Commissions payable	33,837	–
Total current liabilities	42,737	–
Total liabilities	42,737	–
Stockholders' equity		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 4,294,123 shares issued and outstanding (2005 - 7,764,723)	371,301	366,301
Accumulated deficit	(314,120)	(358,606)
Total stockholder's equity	57,181	7,695
Total liabilities and stockholders' equity	$ 99,918	$ 7,695

See accompanying notes.

Aquillian Investments, Inc.
Statement of Operations
Years ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions	$218,927	$ 7,596
Consulting	21,600	–
Interest and other	3,186	–
Total revenue	243,713	7,596
Expenses		
Commissions	123,392	5,165
Consulting	9,000	4,167
Salaries	35,935	–
Brokerage	6,403	2,265
Communications	3,391	69
Contributions	3,484	–
Occupancy	10,200	1,200
Professional fees	4,982	4,637
Taxes and licenses	830	2,074
Travel and reimbursable	1,339	1,046
Interest	271	19
Total expenses	199,227	20,642
Net income (loss)	$ 44,486	($13,046)

See accompanying notes.

Aquillian Investments, Inc.

Statement of Stockholders' Equity

Years ended December 31, 2006 and 2005

	Common stock		Accumu-lated deficit	Total stock-holders' equity
	Shares	Amount		
Balances, December 31, 2004	7,701,932	$351,901	($345,560)	$ 6,341
Capital contributions	62,791	14,400	–	14,400
Net income (loss)	–	–	(13,046)	(13,046)
Balances, December 31, 2005	7,764,723	366,301	(358,606)	7,695
Capital contributions	–	30,000	–	30,000
Repurchase stock	(3,470,600)	(25,000)	–	(25,000)
Net income (loss)	–	–	44,486	44,486
Balances, December 31, 2006	4,294,123	$371,301	($314,120)	$57,181

See accompanying notes.

Aquillian Investments, Inc.

Statement of Cash Flows

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income (loss)	$44,486	($13,046)
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in current assets and liabilities		
Commissions receivable	(77,373)	–
Accounts payable and accrued liabilities	8,900	(200)
Commissions payable	33,837	–
Net cash provided (used) by operating activities	9,850	(13,246)
Cash flows from financing activities		
Capital contributions	30,000	14,400
Repurchase stock	(25,000)	–
Net cash provided (used) by financing activities	5,000	14,400
Change in cash and cash equivalents	14,850	1,154
Cash and cash equivalents, Beginning of year	7,695	6,541
End of year	$22,545	$ 7,695
Supplemental information		
Cash paid for interest	$ 271	$ 19
Cash paid for taxes	$ –	$ 1,600

See accompanying notes.

Aquillian Investments, Inc.
Notes to Financial Statements
December 31, 2006

Note 1 – Basis of presentation

Basis of presentation
Aquillian Investments, Inc. (Company) incorporated in California on November 1, 2000, as ProgressiveTrade Securities, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

In January 2005, the Company received approval for a name change from ProgressiveTrade Securities, Inc. to Aquillian Investments, Inc.

On December 15, 2006, the Company purchased all the common stock held by its largest stockholder for $25,000.

In January 2007, the Company changed its name to Growth Capital Services, Inc., pending receipt of approval. In addition, the Company and a newly-formed entity, Aquillian Investments, LLC, are related through some common ownership and management.

Basis of accounting
Management of the Company prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States (US-GAAP), reflecting the following significant accounting policies.

Cash and cash equivalents
Cash and cash equivalents consist of amounts on deposit with a commercial bank and available within 90 days of demand.

Fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial position (including cash, receivables, payables and accrued expenses) approximates their carrying value, due to their short-term nature and the receipt of interest on certain cash and cash equivalents.

Use of estimates
The preparation of financial statements in conformity with US-GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Income taxes

The Company records deferred tax assets and liabilities for future estimated income tax reductions and increases, respectively, based on the temporary timing difference between assets and liabilities reported for financial statement and income tax purposes.

As of December 31, 2006 and 2005, the Company had a deferred tax asset that it fully offset by a valuation allowance. The Company reduces any deferred tax assets by a valuation allowance of any amount less likely than not to be recoverable. The deferred tax asset resulted from cumulative net operating loss carry forwards totaling approximately $310,000 and $358,000, respectively. The carry forwards expire variously from 2020 to 2025. In addition, Internal Revenue Code Section 382 provides for an annual limitation on the use of the carry forwards upon an ownership change, as provided therein.

Income tax expense reported herein consists of current income taxes (principally the minimum state franchise tax) adjusted for the change in deferred assets, liabilities and valuation allowances.

Note 3 – Commitments and contingencies

The Company leases certain office space under non-cancelable leases. The non-cancelable leases expired on December 31, 2006. One lease is with a stockholder of the Company.

Rent expense incurred during the years ended December 31, 2006 and 2005, totaled $10,200 and $1,200, respectively.

The Company subleased certain office space under various month-to-month agreements. Rent income earned during the year ended December 31, 2006, totaled $3,100.

Note 4 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (Rule). The Rule requires the maintenance of minimum net

capital, as defined, equivalent to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, plus 1% of exempt liabilities, and a ratio of aggregate indebtedness to net capital of less than 15:1.

As of December 31, 2006, the Company had net capital of $13,645, which exceeded the minimum requirement of $5,000 by $8,645, and a ratio of aggregate indebtedness to net capital of 3.13:1, which was less than the maximum allowable.

As of December 31, 2005, the Company had net capital of $7,695, which exceeded the minimum requirement of $5,000 by $2,695, and a ratio of aggregate indebtedness to net capital of 0.00:1, which was less than the maximum allowable.

Supplemental Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Aquillian Investments, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2006

Balance, December 31, 2005	$–
Increase (decrease)	–
Balance, December 31, 2006	$–

Aquillian Investments, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2006

Aggregate indebtedness	
Total liabilities	$42,737
Aggregate indebtedness	$42,737
Net capital	
Stockholders' equity	$57,181
Deductions	
Commissions receivable, net of commissions payable	(43,536)
Total deductions	(43,536)
Net capital	13,645
Net capital requirements and ratio	
Minimum net capital requirements	
Higher of 6⅔% of aggregate indebtedness or $5,000	5,000
Excess net capital	$ 8,645
Excess net capital at 1,000% of aggregate indebtedness	$ 9,371
Aggregate indebtedness to net capital ratio	3.13:1

Aquillian Investments, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2006

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$21,445
Audit adjustments	(7,800)
Net capital, as adjusted	$13,645
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$ 1,100
Audit adjustments	41,637
Aggregate indebtedness, as adjusted	$42,737
Net capital audit adjustments total as follows:	
Deductions	
Accrue salaries, professional fees and other	($ 7,000)
Accrue state franchise taxes	(800)
Total deductions	(7,800)
Total net capital audit adjustments	($ 7,800)
Aggregate indebtedness adjustments total as follows:	
Additions	
Accrue salaries, professional fees and other	$ 7,000
Accrue commissions payable	33,837
Accrue state franchise taxes	800
Total deductions	41,637
Total aggregate indebtedness audit adjustments	$41,637

Aquillian Investments, Inc.
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Aquillian Investments, Inc.
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required under Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors and Stockholders
Aquillian Investments, Inc.

In planning and performing our audit of the financial statements of Aquillian Investments, Inc. (Company) as of and for the year ended December 31, 2006, we considered internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and practices and procedures, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements we audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the applicable practices and procedures of the Company were adequate, as of December 31 2006, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the National Association of Securities Dealers, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 26, 2007

END